Exhibit 99.1

Mainz Biomed and Thermo Fisher Scientific Sign a Collaboration Agreement for the Development of Next Generation Colorectal Cancer Screening Product for Global Markets

BERKELEY, US and MAINZ, Germany – November 12, 2024 -- Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, today announced a collaborative agreement with Thermo Fisher Scientific Inc. (NYSE: TMO), through its subsidiary Life Technologies Corporation (“Thermo Fisher”), a world leader in supplying life sciences solutions and services.

The collaboration agreement will enable Mainz Biomed and Thermo Fisher to jointly develop and potentially commercialize Mainz Biomed’s Next Generation colorectal cancer screening test. The collaboration will harness Thermo Fisher’s powerful technologies, instrumentation and information translation systems to enable Mainz Biomed to develop the proprietary assays for its mRNA-based next-generation CRC screening tests which are redefining standards in early cancer detection. Mainz Biomed’s flagship non-invasive test not only targets the early detection of colorectal cancer but also focuses on precancerous lesions, particularly advanced adenomas, demonstrating significant clinical success in both US and European trials.

The collaboration will leverage combined capabilities to deliver testing solutions being developed at Mainz Biomed’s laboratories in Mainz, Germany.

Guido Baechler, CEO of Mainz Biomed, said: “This collaboration with Thermo Fisher will be instrumental to our goal to bring to market a home collection colorectal screening tool with highly effective detection of adenomas. Our product development will be greatly enhanced by Thermo Fisher’s knowledge and scalable, class-leading technologies, providing both partners with a means to accelerate the availability of an innovative new test for colorectal cancer screening around the world.”

Peter Jacobs, Director, EMEA Clinical Business Development, Thermo Fisher Scientific, said: “We are excited at the prospect of working with Mainz Biomed on their next generation screening test and are confident that together we will be able to achieve rapid progress and deliver innovative new assays for the global clinical marketplace.”

Please visit Mainz Biomed’s official website for investors at mainzbiomed.com/investors/ for more information

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About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science, with annual revenue over $40 billion. Our Mission is to enable our customers to make the world healthier, cleaner and safer. Whether our customers are accelerating life sciences research, solving complex analytical challenges, increasing productivity in their laboratories, improving patient health through diagnostics or the development and manufacture of life-changing therapies, we are here to support them. Our global team delivers an unrivaled combination of innovative technologies, purchasing convenience and pharmaceutical services through our industry-leading brands, including Thermo Scientific, Applied Biosystems, Invitrogen, Fisher Scientific, Unity Lab Services, Patheon and PPD. For more information, please visit www.thermofisher.com.

About Mainz Biomed NV

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert®, an accurate, non-invasive and easy-to-use, early-detection diagnostic test for colorectal cancer. ColoAlert® is marketed across Europe. The Company is currently running a pivotal FDA clinical study for US regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples. To learn more, visit mainzbiomed.com or follow us on LinkedIn, Twitter and Facebook.

For media inquiries

MC Services AG
Anne Hennecke/Caroline Bergmann
+49 211 529252 20
mainzbiomed@mc-services.eu

For investor inquiries, please contact info@mainzbiomed.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on April 9, 2024. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.